
02003870

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52946

3/6/02FV

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NEW NAME: TRANSCEND CAPITAL LP

FN: ProTrader.com L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

504 Lavaca St., Suite 1000
(No. and Street)

Austin (City) | Texas (State) | 78701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David A. Jones | (512) 479-7300 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers L.L.P.
(Name — *if individual, state last, first, middle name*)

600 Congress Ave., Suite 1800 (Address) | Austin (City) | TX (State) | 78701 (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VF 3-19-02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott Yeager, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ProTrader.com L.P., as of December 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

KAREN K. THOMPSON
Notary Public
State of Texas
My Commission Expires
December 6, 2005

Signature

Chief Financial Officer
Title

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ProTrader.com LP

Financial Statements and Supplemental Information
December 31, 2001
(Confidential Pursuant to Rule 17a-5)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
600 Congress Avenue
Suite 2000
Austin TX 78701-3266
Telephone (512) 477 1300
Facsimile (512) 867 8791

Report of Independent Accountants

To the Partners of
ProTrader.com LP

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in partners' capital and cash flows present fairly, in all material respects, the financial position of ProTrader.com LP (the "Partnership") at December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Partnership's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As disclosed in Note 7 to the financial statements, the Partnership interests were subsequently sold to an unrelated third party.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplementary Schedules I and II is presented by management for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 22, 2002

ProTrader.com LP
STATEMENT OF FINANCIAL CONDITION
December 31, 2001

Assets		
Cash and cash equivalents	$	200,276
Receivable from related parties		15,347
Total assets		215,623
Liabilities and Partners' Capital		
Liabilities:		
Management fee payable		72,543
		72,543
Partners' capital:		
Limited partner		141,649
General partner		1,431
Total partners' capital		143,080
Total liabilities and partners' capital	$	215,623

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

ProTrader.com LP ("the Partnership") was formed in March 28, 2000 pursuant to the Agreement of Limited Partnership ("Partnership Agreement"), whereby ProTrader Technologies Group, LP, the limited partner, owns 99% of the Partnership, and ProTrader.com Management, LLC, the general partner, owns 1% of the Partnership. The general and limited partners are owned by ProTrader Group LP, a majority-owned subsidiary of Instinet Global Holdings Inc., which is a wholly-owned subsidiary of Instinet Group Incorporated, who is ultimately majority-owned by Reuters Group PLC. The Partnership is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc.

As an introducing broker-dealer, the Partnership operates under Rule 15c3-3(k)(2)(ii), which requires that all of the funds and securities of its customers be handled through a clearing broker-dealer. During 2001, the Partnership cleared its securities transactions on a fully disclosed basis through Spear, Leeds and Kellogg, Inc. and, effective December 5, 2001, Instinet Clearing Services, Inc.

The Partnership was established to offer brokerage and related services to internet customers. In December 2001, based upon review of market conditions and on evaluation of possible alternate strategies, a decision was made to sell or discontinue the Partnership (see Note 7).

2. Summary of Significant Accounting Policies

Revenue Recognition
The Partnership derives substantially all of its revenues from commissions earned on the trading of securities by customers. Commission revenues, commission fees, and the related clearing charges are recognized on a trade date basis.

Fair Value of Financial Instruments
The financial instruments of the Partnership are reported in the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

Cash Equivalents
The Partnership classifies highly liquid investments purchased with original maturities of ninety days or less as cash equivalents.

Accounting Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Depreciation and Amortization
Equipment and leasehold improvements are being depreciated and amortized over their estimated useful lives of three to five years or the term of the lease, whichever is shorter, using the straight-line method.

Income Taxes
The Partnership is not subject to income taxes. Taxes payable are the responsibility of the individual partners.

3. Related Party Transactions

In exchange for certain services provided by an affiliate to the Partnership, which include staffing, monitoring of daily operations, and various administrative and accounting functions, the Partnership paid $929,996 in management fees to a related party during 2001.

4. Net Capital Requirements

The Partnership is subject to the net capital requirements of the Securities and Exchange Commission (the Commission) under Rule 15c3-1. The Commission requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2001, the Partnership had net capital of $123,727, which was $23,727 in excess of the amount required to be maintained at that date. The Partnership's ratio of aggregate indebtedness to net capital is 0.59-to-1.

5. Financial Instruments With Off-Balance Sheet Risk and Concentration of Credit Risk

The Partnership introduces securities transactions through its clearing broker-dealer, Instinet Clearing Services, Inc.

The Partnership is exposed to credit risk from customer securities transactions during the period between the transaction date and the settlement date. This period is typically three business days in the U.S. equities markets. In addition, the Partnership may have credit exposure that extends beyond the settlement date in the case of a party that does not settle in a timely manner by failing either to make payment or to deliver securities. The Partnership holds the securities that are the subject of the transaction as collateral for customer receivables. Adverse movements in the prices of these securities can increase credit risk. The majority of the Partnership's transactions and, consequently, the concentration of its credit exposure are with retail customers and financial institutions located in the United States. The Partnership seeks to control its credit risk through a variety of reporting and control procedures, including establishing credit limits and enforcing credit standards based upon a review of the counterparties' financial condition and credit ratings. The Partnership monitors trading activity and collateral levels on a daily basis for compliance with regulatory and internal guidelines and obtains additional collateral, if appropriate.

6. Capital Transactions

Pursuant to the Partnership Agreement, net income is allocated 99% to ProTrader Technologies Holdings, LP and 1% to ProTrader.com Management, LLC. Non-liquidating cash and asset distributions are made in accordance with the allocation percentages, as well. Such allocation is consistent with the respective ownership percentages.

During 2001, the Partnership distributed the ownership of property and equipment with a net book value of $166,440 to the partners.

7. Subsequent Event

On February 8, 2002, the Partnership's general and limited interests were sold to an unrelated third party for an amount approximating the partners' capital as of that date, and ProTrader.com Management LLC was dissolved.

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